Exhibit a(11)

BAIRNCO
MEMORANDUM

DATE:	July 28, 2006
TO:	All Bairnco Employees
FROM:	Luke Fichthorn III, Chairman and CEO
RE:
CC:	Bairnco Corporation Board of Directors

I’m writing to let you know about an important announcement that we have just made. While we remain fully committed to the implementation of our current strategic plan and believe it positions us well for long-term growth, our Board has also decided to evaluate strategic alternatives for Bairnco, including a possible sale of the company.
It is important to understand that the Board has reached no final decisions at this time as to any alternative. In fact, it is far from certain that any transaction will be reached. Given recent events, we believe that commencing a process to determine if there is a better way to enhance value for Bairnco shareholders is the right thing to do.
I want you to know that your interests will be an important factor in our discussions. We have always been an organization that highly values its employees and this fact will not change as we move forward with this review process.
It is hard to say precisely how long or what direction this review process will take, but we expect it to proceed for at least several months. We will be certain to keep you informed when decisions are made. In the meantime, please feel free to contact me directly with any questions you may have.
Thank you for your continued support and commitment to our company. It is your daily contributions that make Bairnco the great organization that it is today.
Luke